UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated May March 26, 2019

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82- ☐.

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-219583), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CAPITALIZATION AND INDEBTEDNESS

The following table sets out our called up share capital and the borrowings and indebtedness of Vodafone Group Plc its consolidated subsidiaries and share of joint ventures, referred to as the “Group”, at September 30, 2018.

At September 30,
2018
€
(in millions)
Borrowings and Indebtedness
Short-term borrowing	5,502
Short-term derivative financial instruments *	608
Total short-term borrowings	6,110

Long-term borrowings	42,670
Long-term derivative financial instruments *	2,190
Total long-term borrowings	44,860

Total borrowings and indebtedness	50,970

Capital
Called up share capital (28,815,247,498 ordinary shares allotted, issued and fully paid)	4,796
Treasury shares held (2,098,868,671 shares)	(8,380)
Additional paid-in capital	150,307
Retained losses	(115,434)
Accumulated other recognised income and expense	29,160
Total non-controlling interests	927

Total equity and shareholders’ funds	61,376

Total Capitalization and Indebtedness	112,346

* Certain mark to market adjustments on financing instruments are included within derivative financial instruments, a component of trade and other payables

(1)   At September 30, 2018, the Group had contingent indebtedness relating to outstanding guarantees, performance bonds and other contingent indebtedness items totaling €3,476million.

(2)   At September 30, 2018, the Group had cash and cash equivalents of €6,962 million, short-term investments of €8,013 million, cash collateral of €846 million and trade and other receivables, which comprise certain mark to market adjustments on financing instruments of €3,039 million, giving total net borrowings and indebtedness of €32,110 million.

(3)   Further to the announcement by Vodafone Idea Limited of a rights issue on 20 March 2019, we intend to participate in the rights issue up to a maximum amount of Rs. 110 billion (US$1.5 billion).

(4)   The Group’s outstanding bonds, reported across short-term and long-term borrowings, increased €2,384 million between September 30, 2018 and Feb 28, 2019.

(5)   The Group’s outstanding long-term license payables, reported within long-term borrowings in the above table, increased by €1,080 million between September 30, 2018 and Feb 28, 2019.

(6)   The Group’s additional paid-in capital reduced by €1,677 million between September 30, 2018 and Feb 28, 2019, the Group’s Treasury shares held reduced by €505 million between September 30, 2018 and Feb 28, 2019 and the Retained losses increased by €1,482 million between September 30, 2018 and Feb 28, 2019.

(7)   On March 12, 2019, Vodafone Group Plc issued GBP 3,440 million of mandatorily convertible bonds in two tranches maturing in March 2021 and March 2022.

(8)   Other than the changes mentioned in the above footnotes and changes due to movements in foreign exchange rates, there has been no material change in the capitalization and indebtedness of the Group since September 30, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated March 26, 2019	By:	/s/ Jamie Stead
Name: Jamie Stead
Title: Deputy Group Treasurer